UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  August 2009

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the “Company”), dated August 27, 2009, announcing the Company’s financial results for the three and six months ended June 30, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: September 1, 2009	By:	/s/ Inger M. Klemp
Inger M. Klemp Principal Financial Officer

Exhibit 1

FRONTLINE LTD.
INTERIM REPORT JANUARY – JUNE 2009

Highlights

•	Frontline reports net income attributable to the Company of $27.8 million and earnings per share of $0.36 for the second quarter of 2009.
•	Frontline reports net income attributable to the Company of $104.4 million and earnings per share of $1.34 for the first half of 2009.
•	Frontline announces a cash dividend of $0.25 per share for the second quarter of 2009.

•	The second VLCC newbuilding from Waigaoqiao, Front Queen, was delivered on May 18, 2009.

•	Frontline agreed with two shipyards to cancel four Suezmax and two VLCC newbuilding contracts representing 33 percent of the newbuilding program and a total contractual cost of $556 million.

•	Frontline secured long term pre- and post delivery financing for two further VLCC newbuildings in an amount of $146.4 million, representing 70 percent of contractual cost.

•
Frontline amended the time charter agreements on Front Lady and Front Highness to bareboat charters and extended the periods to mid 2011. The vessels will be operated as floating storage units and have ceased to trade as regular tankers.

•	Frontline has agreed to terminate the long term charter party for the single hull VLCC Front Duchess and will receive a compensation payment of approximately $2.8 million.

Second Quarter and Six Months 2009 Results

The Board of Frontline Ltd. (the "Company" or "Frontline") announces net income attributable to the Company of $27.8 million for the second quarter of 2009, equivalent to earnings per share of $0.36, compared with net income attributable to the Company of $76.6 million and earnings per share of $0.98 for the preceding quarter. Net operating income in the second quarter was $62.1 million compared with $111.0 million in the preceding quarter.

The reported earnings reflect a weaker spot market. The average daily time charter equivalents ("TCEs") earned in the spot and period market in the second quarter by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $38,400, $26,800 and $42,700, respectively, compared with $50,300, $37,900, and $44,200, respectively, in the preceding quarter. The spot earnings for the Company's double hull VLCCs and Suezmax vessels were $38,700 and $24,400, respectively, in the second quarter of 2009, compared with $56,200 and $38,300, respectively, in the preceding quarter.

Profit share expense of $8.0 million has been recorded in the second quarter as a result of the profit sharing agreement with Ship Finance International Limited ("Ship Finance") compared to $14.5 million in the preceding quarter. Ship operating expenses increased by $2.2 million compared with the preceding quarter primarily as a result of increased dry docking costs.

Charterhire expenses decreased by $6.8 million in the second quarter compared with the preceding quarter due to the weaker spot market, which has resulted in reduced expenses on floating rate charters and profit share payments on two vessels.

Interest income was $5.6 million in the second quarter, of which $5.0 million relates to restricted deposits held by subsidiaries reported in Independent Tankers Corporation Limited ("ITCL"). Interest expense, net of capitalized interest, was $40.1 million in the second quarter of which $10.3 million relates to ITCL.

Frontline announces net income attributable to the Company of $104.4 million for the six months ended June 30, 2009, equivalent to earnings per share of $1.34. The average daily TCEs earned in the spot and period market in the six months ended June 30, 2009 by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $44,200, $32,300 and $43,500, respectively, compared with $84,300, $61,100 and $43,600, respectively, in the six months ended June 30, 2008. The spot earnings for the Company's double hull VLCCs and Suezmax vessels were $47,600 and $31,600, respectively, in the six months ended June 30, 2009.

As of June 30, 2009, the Company had total cash and cash equivalents of $628.3 million, which includes $507.7 million of restricted cash. Restricted cash includes $317.4 million relating to deposits in ITCL and $189.6 million in Frontline, which is restricted under the charter agreements with Ship Finance.

In August 2009, the Company has average total cash cost breakeven rates on a TCE basis for VLCCs and Suezmaxes of approximately $31,900 and $25,200, respectively.

Fleet Development

In December 2008, Frontline entered into an agreement with Teekay Corporation to commercially combine their Suezmax tankers within the Gemini Pool, the world's largest Suezmax tanker pool. Frontline's vessels entered the pool between January 8 and February 12, 2009.

In January 2009, Frontline entered into an agreement with Shell to charter out the two double hull Suezmax tankers Genmar Phoenix and Genmar Harriet G. on time charter for the remainder of their existing charters in.

In April 2009, Frontline entered into an agreement with the charterer of Front Lady and Front Highness to amend the time charter agreements to bareboat agreements and extend the contracts for one additional year from the single hull phase out date in 2010 to around April 2011 and August 2011, respectively. The charterers also assumed the drydocking for Front Lady. The vessels will be operated as floating storage units (FSU) and have ceased to trade as regular tankers. The vessels have been renamed "Ticen Ocean" and "Ticen Sun".

In July 2009, Frontline agreed to terminate the long term charter party for the single hull VLCC Front Duchess and will receive a compensation payment of approximately $2.8 million. Delivery is expected in September.

Frontline took delivery of the VLCC newbuildings Front Kathrine and Front Queen on January 8, 2009 and May 18, 2009, respectively.

Newbuilding Program

As announced in the first quarter of 2009, Frontline has reached mutual agreements with two shipyards to cancel four Suezmax and two VLCC newbuilding contracts, representing a total contractual cost of $556 million or 33 percent of our newbuilding program. The instalments already paid on the cancelled newbuildings will be applied to and set off against future payments on the remaining newbuildings.

The total number of vessels in Frontline's newbuilding program, after the cancellations described above, is four Suezmax tankers and six VLCCs, which constitutes a contractual cost of $1,033.2 million. As of June 30, 2009, a total of $353 million in installments has been paid on the newbuildings, compared with $394 million at the end of the first quarter of 2009, which also included installments on Front Queen delivered in the second quarter of 2009. The remaining installments to be paid for the newbuildings amount to $680.1 million or 66 percent of total contractual cost, with expected payments of approximately $137.6 million, $272.5 million, $216.0 million and $54.0 million in 2009, 2010, 2011 and 2012, respectively.

Financing

On May 27, 2009 the Company entered into a long term pre- and post- delivery newbuilding financing in an amount of $146.4 million, representing 70 percent of the contractual cost of the last two newbuildings being built at Waigaoqiao shipyard. This facility is undrawn at June 30, 2009.

The four VLCCs ordered at Jinhaiwan shipyard are the only vessels in our newbuilding program which are currently unfinanced. These vessels will not be delivered until the second half of 2011 and the first half of 2012. The Board is currently seeking financing solutions for these vessels.

Corporate

On August 27, 2009, the Board declared a dividend of $0.25 per share. The record date for the dividend is September 11, 2009, ex dividend date is September 9, 2009 and the dividend will be paid on or about September 24, 2009.

77,858,502 ordinary shares were outstanding as of June 30, 2009, and the weighted average number of shares outstanding for the quarter was 77,858,502.

The Market

The average market rate for VLCCs from MEG to Japan in the second quarter of 2009 was approximately WS 36 ($20,600 per day) compared to approximately WS 47 ($44,000 per day) in the first quarter of 2009. The average rate for Suezmaxes from WAF to USAC in the second quarter of 2009 was approximately WS 59 ($20,000 per day), compared to approximately WS 78 ($41,400 per day) in the first quarter of 2009.

Bunkers at Fujairah averaged approximately $345/mt in the second quarter of 2009 with a high of approximately $424/mt on June 30 and a low of approximately $252/mt on April 1. On August 27, 2009 the quoted bunkers price in Fujairah was $442/mt.

The International Energy Agency ("IEA") reported in August 2009 an average OPEC oil production, including Iraq, of 28.5 million barrels per day during the second quarter of the year, a small increase of 30,000 barrels per day from the first quarter of 2009. The next OPEC meeting is scheduled to take place on September 9, 2009.

IEA further estimates that world oil demand averaged 83.7 million barrels per day in the second quarter of 2009, 0.8 million barrels less compared to the first quarter of 2009. IEA predicts that the average demand for 2009 in total will be 83.9 million barrels per day, a 2.7 percent decline from 2008.

The VLCC fleet totalled 511 vessels at the end of the second quarter with 16 deliveries during the quarter. Throughout 2009 it is expected that a total of 73 VLCC deliveries will take place. The total order book amounted to 200 vessels at the end of the second quarter, down from 217 vessels after the first quarter of 2009, including one cancellation. The current orderbook represents about 39 percent of the VLCC fleet. During the quarter, no new orders were made and there were 10 deletions from the trading fleet of which one was demolished and the rest were conversions to non-tanker regular trade. The total single hull fleet counted 91 vessels at the end of the second quarter.

The Suezmax fleet totalled 374 vessels at the end of the quarter, up from 361 vessels after the first quarter of 2009. Fifteen Suezmax tankers were delivered during the quarter, whilst there were two deletions from the trading fleet and no new orders took place. The total orderbook amounted to 147 vessels at the end of the quarter, a decrease of 15 vessels from the end of the first quarter of 2009. There are 74 deliveries expected in 2009 according to Fearnleys and the orderbook represents approximately 39 percent of the current Suezmax fleet. The Single hull fleet totalled 35 vessels at the end of the second quarter.

Strategy

Frontline's core strategy is to maintain and expand its position as a world leading operator and charterer of modern, high quality oil tankers. Our principal focus is the transportation of crude oil and its related refined dirty petroleum cargoes for major oil companies and major oil trading companies. We seek to optimize our income and adjust our exposure through actively pursuing charter opportunities be it through time charters, bareboat charters, sale and leasebacks, straight sales and purchases of vessels, newbuilding contracts and acquisitions.

It is an important part of Frontline's strategy to optimize the value of its assets. This has successfully been done in the past through the creation and later spin off of Sea Production and Sealift. The large increase in tanker supply the next years might force tanker owners to think untraditionally in order to maximize profitability.  Frontline will continue these efforts with focus on alternative use, particularly for the single hull tonnage. Such a strategy might create additional upside for the shareholders.

Our objective is to pay out surplus cash to our shareholders and to generate competitive returns for our shareholders with quarterly dividend payments. Our dividend payments are based on present earning, market prospects, current capital expenditure program as well as investment opportunities.

Outlook

Average daily rates for modern VLCCs have according to Clarkson been $25,052 so far in the third quarter compared to $95,955 for the entire third quarter in 2008.

Going forward the tanker industry is exposed to a minimal projected oil consumption increase in the second half of 2009 compared to the second quarter of 2009 according to IEA, with U.S. crude inventories at seasonal highs and a record amount of expected tanker deliveries in the next 12 months.

Factors that could somewhat improve these weak fundamentals are delays in delivery schedules at the yards, cancellations of newbuilding orders and scrapping of single hull vessels due to phase out. Furthermore, floating storage is still an attractive option, which is likely to continue to give fundamental support to the trading market. Other positive factors are the macro economic data released lately, which may indicate that second quarter of 2009 was the turning point for the upturn in the global economy, notably for the commodity intensive economies in Asia, China's plans to build up strategic oil reserves and that Iraq is expected to double the production over the next six years.

Frontline has the ability to adjust the exposure to the market in 2010 and 2011 through our options to redeliver six single hull VLCCs to Ship Finance and the five Suezmax tankers chartered in from Genmar and we may not exercise our purchase options on three double hull VLCCs which come to the end of their long term leases at the end of this year.

Frontline may also choose to extend the charter period for all remaining six single hull VLCCs chartered in from Ship Finance and use them for alternative employment as we did on the ex-Front Lady and ex-Front Highness in April 2009.

The Company's fixed charter coverage is estimated to be 40 percent and 27 percent of the fleet in 2009 and 2010, respectively. The reduced newbuilding program, the additional committed financing, the low cash cost breakeven rates and the large cash deposits for the vessels on long term leases reduces the financial risk and creates a good platform for cash generation.

The increased volatility in the market is likely to create interesting opportunities for growth and consolidation. Frontline should be well positioned to benefit from these opportunities.

Related Party Transactions

The Company's most significant related party transactions are with Ship Finance, a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance a profit share based on the earnings of these vessels.

In March 2009, Ship Finance and Frontline Shipping III Limited ("FSL III"), a wholly owned subsidiary of the Company revised their charter ancillary agreement and FSL III agreed to lend $26.5 million to Ship Finance at an annual interest rate of LIBOR plus a margin. The loan is repayable on the earlier of 364 days after the draw down date and upon termination of the charter between Ship Finance and FSL III.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily of rental for office space and guarantee fees.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
August 27, 2009

Questions should be directed to:

Jens Martin Jensen: Chief Executive Officer, Frontline Management AS
+47 23 11 40 99

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2008 Apr-Jun	2009 Apr-Jun	CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands of $)	2009 Jan-Jun	2008 Jan-Jun	2008 Jan-Dec
547,509	281,536	Total operating revenues	638,137	1,075,242	2,104,018
126,761	-	Gain on sale of assets	-	142,293	142,293
139,484	48,691	Voyage expenses and commission	112,884	273,670	592,188
33,142	8,016	Profit share expense	22,503	66,812	110,962
52,922	50,794	Ship operating expenses	99,407	92,431	213,766
57,444	45,218	Charterhire expenses	97,194	96,265	220,170
10,261	7,016	Administrative expenses	15,271	17,153	35,226
53,885	59,667	Depreciation	117,783	108,664	223,519
347,138	219,402	Total operating expenses	465,042	654,995	1,395,831
327,132	62,134	Net operating income	173,095	562,540	850,480
10,004	5,551	Interest income	11,624	20,866	41,204
(46,833)	(40,131)	Interest expense	(80,751)	(94,765)	(183,925)
(103)	(101)	Share of results from associated companies	(265)	(223)	(901)
(30)	(325)	Foreign currency exchange (loss) gain	(434)	55	1,565
29,000	1,262	Other non-operating items	2,423	51,847	(7,159)
319,170	28,390	Net income before taxes and noncontrolling interest	105,692	540,320	701,264
(97)	(48)	Taxes	(46)	(97)	(310)
319,073	28,342	Net income	105,646	540,223	700,954
(675)	(572)	Net income attributable to noncontrolling interest	(1,258)	(851)	(2,184)
318,398	27,770	Net income attributable to Frontline Ltd.	104,388	539,372	698,770

$4.25	$0.36	Basic earnings per share ($)	$1.34	$7.21	$9.15

		Income on timecharter basis ($ per day per ship)*
86,300	38,400	VLCC	44,200	84,300	74,500
72,000	26,800	Suezmax	32,300	61,100	55,200
44,100	42,700	Suezmax OBO	43,500	43,600	43,500
		* Basis = Calendar days minus off-hire. Figures after deduction of broker commission

2008 Apr-Jun	2009 Apr-Jun	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands of $)	2009 Jan-Jun	2008 Jan-Jun	2008 Jan-Dec (audited)
318,398	27,770	Net income attributable to Frontline Ltd.	104,388	539,372	698,770
1,978	16,347	Unrealized (loss) gain from marketable securities	(11,371)	1,068	(219)
(20)	217	Foreign currency translation	337	227	(1,312)
1,958	16,564	Other comprehensive (loss) income	(11,034)	1,295	(1,531)
320,356	44,334	Comprehensive income	93,354	540,667	697,239

		Comprehensive income attributable to:
319,681	43,762	Stockholders of Frontline Ltd.	92,096	539,816	695,055
675	572	Noncontrolling interest	1,258	851	2,184
320,356	44,334		93,354	540,667	697,239

See accompanying notes that are an integral part of these condensed interim consolidated financial statements.

FRONTLINE LTD.
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	2009 Jun 30	2008 Jun 30	2008 Dec 31 (audited)
ASSETS
Short term
Cash and cash equivalents	120,604	126,223	190,819
Restricted cash	359,285	397,869	370,078
Other current assets	225,347	375,307	260,465
Long term
Restricted cash	148,447	251,990	184,673
Newbuildings	379,502	366,046	454,227
Vessels and equipment, net	699,162	250,675	438,161
Vessels under capital lease, net	1,942,700	2,203,501	2,100,717
Investment in unconsolidated subsidiaries and associated companies	4,202	5,410	4,467
Other long-term assets	24,387	23,593	24,121
Total assets	3,903,636	4,000,614	4,027,728

LIABILITIES AND EQUITY
Short term liabilities
Short term debt and current portion of long term debt	174,938	262,917	293,471
Current portion of obligations under capital lease	249,694	264,359	243,293
Other current liabilities	137,564	274,026	174,166
Long term liabilities
Long term debt	710,424	433,832	614,676
Obligations under capital lease	1,837,388	2,131,821	1,969,919
Other long term liabilities	27,357	20,286	23,349
Commitments and contingencies
Equity
Frontline Ltd. stockholders’ equity	758,376	608,069	702,217
Noncontrolling interest	7,895	5,304	6,637
Total equity	766,271	613,373	708,854
Total liabilities and equity	3,903,636	4,000,614	4,027,728

See accompanying notes that are an integral part of these condensed interim consolidated financial statements.

FRONTLINE LTD.
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2008 Apr-Jun	2009 Apr-Jun	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2009 Jan-Jun	2008 Jan-Jun	2008 Jan-Dec (audited)
		OPERATING ACTIVITIES
319,073	28,342	Net income	105,646	540,223	700,954
		Adjustments to reconcile net income to net cash provided by operating activities:
53,899	59,936	Depreciation and amortization	118,297	108,681	224,069
(45)	574	Unrealized foreign currency exchange (gain) loss	567	11	(2,172)
(126,761)	-	Gain on sale of assets (including securities)	-	(160,252)	(160,031)
103	101	Equity earnings of associated companies	265	223	901
(11,960)	-	Adjustment of financial derivatives to market value	-	(15,538)	41,379
(4,356)	(6,367)	Other, net	(12,165)	(6,659)	(17,325)
(17,510)	30,347	Change in operating assets and liabilities	(8,781)	(43,703)	19,480
212,443	112,933	Net cash provided by operating activities	203,829	422,986	807,255

		INVESTING ACTIVITIES
(11,638)	(15,523)	Maturity (placement) of restricted cash	76,120	1,519	(2,579)
(280,511)	(63,602)	Additions to newbuildings, vessels and equipment	(134,547)	(333,538)	(637,895)
-	-	Dividends received from associated companies	-	-	265
-	-	Proceeds from issuance of shares in subsidiary	-	10,941	10,941
-	-	Purchase of other assets	-	(38,520)	(109,360)
106,848	-	Proceeds from sale of vessels and equipment	-	128,264	128,264
-	-	Proceeds from sale of other assets	-	-	3,286
(185,301)	(79,125)	Net cash used in investing activities	(58,427)	(231,334)	(607,078)

		FINANCING ACTIVITIES
217,082	83,042	Proceeds from long-term debt, net of fees paid	130,669	222,520	515,250
-	(138,337)	Repayment of long-term debt	(154,397)	(2,825)	(87,370)
(41,827)	(45,021)	Repayment of capital leases	(152,958)	(85,050)	(171,900)
886	-	Net proceeds from share issuances	-	886	208,123
(205,771)	(19,465)	Dividends paid	(38,931)	(369,392)	(641,893)
(29,630)	(119,781)	Net cash used in financing activities	(215,617)	(233,861)	(177,790)

(2,488)	(85,973)	Net (decrease) increase in cash and cash equivalents	(70,215)	(42,209)	22,387
128,711	206,577	Cash and cash equivalents at start of period	190,819	168,432	168,432
126,223	120,604	Cash and cash equivalents at end of period	120,604	126,223	190,819

See accompanying notes that are an integral part of these condensed interim consolidated financial statements.

FRONTLINE LTD.
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2009 Jan-Jun	2008 Jan-Jun	2008 Jan-Dec (audited)

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	77,858,502	74,825,169	74,825,169
Shares issued	-	33,333	3,033,333
Balance at end of period	77,858,502	74,858,502	77,858,502

SHARE CAPITAL
Balance at beginning of period	194,646	187,063	187,063
Shares issued	-	83	7,583
Balance at end of period	194,646	187,146	194,646

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	219,036	14,242	14,242
Shares issued	-	802	200,539
Stock option expense	1,736	1,415	4,255
Balance at end of period	220,772	16,459	219,036

CONTRIBUTED SURPLUS
Balance at beginning and end of period	248,360	248,360	248,360

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of period	(5,227)	(3,696)	(3,696)
Other comprehensive (loss) income	(11,034)	1,295	(1,531)
Balance at end of period	(16,261)	(2,401)	(5,227)

RETAINED EARNINGS
Balance at beginning of period	45,402	-	-
Net income	104,388	539,372	698,770
Cash dividends	(38,931)	(369,392)	(641,893)
Stock dividends	-	(11,475)	(11,475)
Balance at end of period	110,859	158,505	45,402

FRONTLINE LTD. STOCKHOLDERS’ EQUITY	758,376	608,069	702,217

NONCONTROLLING INTEREST
Balance at beginning of period	6,637	-	-
Net income	1,258	851	2,184
Spin off of ITCL	-	4,453	4,453
Balance at end of period	7,895	5,304	6,637

TOTAL EQUITY	766,271	613,373	708,854

See accompanying notes that are an integral part of these condensed interim consolidated financial statements.

FRONTLINE LTD.
UNAUDITED NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed interim consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements as at December 31, 2008.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2008, except for the adoption of following standards - SFAS No. 141(R), Business Combinations; SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, ("FAS 160"); SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities; SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, SFAS  No. 165, Subsequent Events, and SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162".

None of these new or revised accounting standards has had a material impact on the current or prior periods except that noncontrolling interest is now classified as a component of equity in accordance with FAS 160. The Company has evaluated subsequent events through August 27, 2009, the date of issuance of our financial position and results of operation

3.	NEWBUILDINGS

The Company capitalized newbuilding installments and costs of $133.5 million and interest of $11.4 million in the six months ended June 30, 2009.

During the six months ended June 30, 2009, the Company reached mutual agreements with two shipyards to cancel four Suezmax and two VLCC newbuilding contracts, representing a total contractual cost of $556 million or 33 percent of our newbuilding program. The instalments already paid on the cancelled newbuildings will be applied to and set off against future payments on the remaining newbuildings.

During the six months ended June 30, 2009, the Front Queen and Front Kathrine were completed and transferred from Newbuildings to Vessels and Equipment.

4.	DEBT

On May 27, 2009, the Company entered into a new pre- and post-delivery term loan agreement for $146.4 million due the earlier of the 10th anniversary of the last delivery date and 2021. The facility will be used to part finance the construction of two new buildings and is secured on the newbuildings. This facility bears interest at LIBOR plus a margin and contain a minimum value covenant and covenants that require us to maintain a level of free cash, a certain level of market adjusted net worth and a positive working capital. This loan had not been drawn down at June 30, 2009.

The Company's 82.47% owned subsidiary Independent Tankers Corporation Limited ("ITCL") had two bank loans of $21.6 million and $19.0 million falling due in June and July 2009, respectively. On June 30, 2009, ITCL repaid these loans and obtained a new short term loan facility of $33.0 million, guaranteed by the Company.

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Marketable securities of $48.8 million at June, 30, 2009 (2008: $60.1 million) are measured at fair value on a recurring basis. The fair value of marketable securities is based on the quoted market prices. This fair value falls within the "Level 1" category of FAS 157 being "measurements using quoted prices in active markets for identical assets or liabilities".

6.	RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance a profit share based on the earnings of these vessels.

In March 2009, Ship Finance and Frontline Shipping III Limited ("FSL III"), a wholly owned subsidiary of the Company revised their charter ancillary agreement and FSL III agreed to lend $26.5 million to Ship Finance at an annual interest rate of LIBOR plus a margin. The loan is repayable on the earlier of 364 days after the draw down date and upon termination of the charter between Ship Finance and FSL III.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily of rental for office space and guarantee fees.

7.	COMMITMENTS AND CONTINGENCIES

As of June 30, 2009, the Company was committed to make newbuilding installments of $680.1 million as follows;

(in thousands of $)
Year ending December 31,	Total
2009	137,580
2010	272,470
2011	216,000
2012	54,000
680,050

This represents a reduction of $556.0 million following the renegotiation of contracts with two shipyards.

There have been no significant changes in contingencies since December 31, 2008.

8.	DIVIDENDS

In February 2009, the Company's Board of Directors declared a cash dividend of $0.25 per share, which was paid on March 27, 2009.

In May 2009, the Company's Board of Directors declared a cash dividend of $0.25 per share, which was paid on June 23, 2009.

In August 2009, the Company's Board of Directors declared a cash dividend of $0.25 per share, which will be on or about September 24, 2009.

9.	SUBSEQUENT EVENTS

In July 2009, Ship Finance sold the single hull VLCC Front Duchess to an unrelated third party. Delivery to the new owners is expected to take place in September. Upon delivery of the vessel to the buyers, the long term charter party between the Company and Ship Finance will be terminated, and the latter will make a compensation payment to the Company of approximately $2.8 million for the early termination of the current charter party.

FRONTLINE LTD.
INTERIM REPORT JANUARY – JUNE 2009

Responsibility Statement

We confirm, to the best of our knowledge, that the condensed interim consolidated financial statements for the period January 1 to June 30, 2009 have been prepared in accordance with U.S generally accepted accounting principles, and give a true and fair view of the Company's  assets, liabilities, financial position and profit or loss as a whole. We also confirm, to the best of our knowledge, that the interim management report includes a fair review of important events that have occurred during the first six months of the financial year and their impact on the condensed interim consolidated financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related parties transactions.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
August 27, 2009